Exhibit 99.2

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

Philippe GATEAU
Tel.: 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

First Gas Discovery in Bolivia’s Ipati Block

Paris, October 11, 2004 — Total announces a significant gas discovery in Bolivia’s Ipati Block, 300 kilometers south of Santa Cruz. The Group entered on this permit in March 2003.

Drilled to a depth of 5,150 meters, the Incahuasi X1 exploratory well tested at more than 1 million cubic meters of gas per day through a 44/64-inch choke. It is the first discovery on the Ipati permit. The well and its potential are currently being appraised.

Total Exploration & Production Bolivia, a Total subsidiary, operates the Ipati block with an interest of 80%, while Argentina’s Tecpetrol owns the remaining 20% interest. The two companies are also partners in the adjacent Aquio block, under the same terms.

The discovery strengthens Total’s position as a gas operator in Bolivia. Present in the country since 1996, the Group discovered the Itau gas field in 1999 in the XX Block, which it operates with a 45% interest. Total also has a 15% interest in the San Alberto and San Antonio fields, which have supplied gas to Brazil since 1999 and to Argentina since 2004.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 110,000 employees worldwide. More information can be found on the company’s website: www.total.com